UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________to _______________

Commission File No. 000-08185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Chemical Financial Corporation 401(k) Savings Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, Michigan 48226

Chemical Financial Corporation
401(k) Savings Plan

Audited Financial Statements
as of and for the years ended
December 31, 2018 and 2017,

and
Supplemental Schedule
as of December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Compensation and Pension Committee of
Chemical Financial Corporation, and the
Plan Administrator and Plan Participants of the
Chemical Financial Corporation
401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Chemical Financial Corporation 401(k) Savings Plan (Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan, as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The schedule of assets (held at end of year) is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2008.

/s/ Andrews Hooper Pavlik PLC

Saginaw, Michigan
June 27, 2019

Chemical Financial Corporation
401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments, at fair value:
Chemical Financial Corporation common stock *	$8,987,609	$13,224,735
Mutual funds	142,727,611	149,164,835
Cash and cash equivalents	6,600,026	5,236,284
Total investments, at fair value	158,315,246	167,625,854

Notes receivable from participants	3,637,982	3,381,069
Participant contribution receivable	—	363,406
Employer contribution receivable	—	325,908
Other receivables	—	55,739
Total receivables	3,637,982	4,126,122
Net assets available for benefits	$161,953,228	$171,751,976

* Party-in-interest

See accompanying notes to financial statements.

Chemical Financial Corporation
401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2018	2017
Additions
Contributions:
Participants	$13,668,003	$11,161,336
Employer	7,660,326	9,117,486
Participant rollovers	2,598,435	2,708,794
Total contributions	23,926,764	22,987,616
Investment income:
Chemical Financial Corporation dividends	289,150	290,218
Mutual fund dividends	2,749,725	2,330,993
Interest income	74,468	34,419
Total investment income	3,113,343	2,655,630
Interest on notes receivable from participants	149,406	126,879
Other income	37,921	45,797
Total additions	27,227,434	25,815,922
Deductions
Benefits paid directly to participants	(20,698,704)	(21,065,827)
Administrative fees	(107,807)	(111,537)
Total deductions	(20,806,511)	(21,177,364)
Net (depreciation) appreciation in fair value of investments	(16,219,671)	21,128,286
Net (decrease) increase	(9,798,748)	25,766,844
Net assets available for benefits at beginning of year	171,751,976	145,985,132
Net assets available for benefits at end of year	$161,953,228	$171,751,976

See accompanying notes to financial statements.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements
December 31, 2018

1.  Description of the Plan

The following description of the Chemical Financial Corporation (the "Corporation") 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 2018, the Plan utilizes a "safe harbor" design under 401(k) Internal Revenue Code of 1986 (the "Code") regulation.

Contributions

Each year, Plan participants may contribute up to 85% of pretax annual compensation and/or Roth 401(k) after tax contributions not to exceed the Code limitation, as defined in the Plan. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Effective January 1, 2018, the matching contributions made to the Plan are considered safe harbor matching contributions, and the contributions will automatically satisfy the nondiscrimination testing requirements under the Code section 401(m). In addition, the salary deferral contributions for participants who have at least one year of service will also automatically satisfy the nondiscrimination testing requirements under IRC Section 401(k).

The Corporation contributed safe harbor matching contributions equal to 100% of the participant’s contributions ("matching contributions"). In determining the Corporation’s matching contributions, participant contributions up to 6% of a participant’s eligible compensation are matched. Prior to January 1, 2018, the Corporation contributed matching contributions equal to 50% of the participant's contributions up to 4% of a participant's eligible compensation as well as contributed 4% of certain employees’ eligible compensation ("non-elective contributions"). The employees eligible for this additional 4% non-elective contribution were those affected by a partial freeze of the Corporation’s defined benefit pension plan, which was effective June 30, 2006, all new employees hired subsequent to June 30, 2006 and those employees affected by the freeze of the Corporation's defined benefit pension plan effective September 30, 2017, beginning October 1, 2017. Effective January 1, 2018, the additional 4% non-elective contribution by the Corporation was discontinued.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Corporation’s contributions and (b) Plan earnings. Participants direct the investment of their accounts among the investment funds offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements (continued)

Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Effective January 1, 2018, the Corporation’s matching contributions are immediately 100% vested.

Matching contributions made prior to January 1, 2018, vest in accordance with the following schedule:

Years of Service	Percentage
Less than three	0%
Three or more	100%

The Corporation’s 4% non-elective retirement contributions made prior to January 1, 2018 were subject to the following vesting schedule.

Years of Service	Percentage
Less than two years	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six or more	100%

Notes Receivable from Participants

Participants may borrow from their participant accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing market interest rates as determined monthly by the plan administrator. Principal and interest are paid ratably through payroll deductions. Notes receivable from participants are valued at their unpaid principal balance plus accrued but unpaid interest.

Payment of Benefits

On termination of service or upon death, disability or retirement, a participant may request a benefit payment. Benefit payments are distributed in a lump-sum amount equal to the vested value of the participant’s account. Payment of benefits may not be deferred by participants beyond their attainment of age 70-1/2, unless they are an active employee.

Forfeitures

If a participant terminates employment, any non-vested Corporation provided portion of the participant’s account may be forfeited. Forfeitures are used to reduce future contributions of the Corporation. At December 31, 2018 and 2017 forfeited accounts totaled $0 and $6,055, respectively. During the year ended

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements (continued)

December 31, 2018 and 2017, employer contributions were reduced by $1,417,909 and $530,321, respectively, from forfeitures.

2.  Summary of Accounting Policies

Investment Valuation

The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are stated at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Chemical Financial Corporation common stock had a market value of $36.61 per share at December 31, 2018 and $53.47 per share at December 31, 2017.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Termination

Although it has not expressed the intention to do so, the Corporation reserves the right to terminate the Plan at any time by resolution of its Board of Directors subject to the provisions of ERISA. In the event of Plan termination, all participants will be 100% vested in their accounts. The value of the participant accounts will be determined as of the effective date of the termination and distributed as provided by the Plan.

Administration

Administrative fees of the Plan include certain fees charged directly to individual participants, related directly to transactions or events associated with individual participant accounts. Expenses of administering the Plan are paid directly by the Corporation outside of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncements

There were no accounting pronouncements that were issued or became effective during the year ended December 31, 2018, that had, or are expected to have, a material impact on the Plan’s net assets available for benefits or financial statement disclosures.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements (continued)

3.  Fair Value Measurements

U.S. GAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under U.S. GAAP are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;
	•	Quoted prices for identical or similar assets or liabilities in inactive markets;
	•	Inputs other than quoted prices that are observable for the asset or liability;
	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for Plan assets measured at fair value.

Chemical Financial Corporation common stock: Valued at the closing price reported on the Nasdaq stock market.

Mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value at December 31, 2018 and 2017:

	Level 1	Level 2	Level 3	Total
December 31, 2018
Chemical Financial Corporation common stock	$8,987,609	$—	$—	$8,987,609
Mutual funds	142,727,611	—	—	142,727,611
Total	$151,715,220	$—	$—	$151,715,220
December 31, 2017
Chemical Financial Corporation common stock	$13,224,735	$—	$—	$13,224,735
Mutual funds	149,164,835	—	—	149,164,835
Total	$162,389,570	$—	$—	$162,389,570

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated March 31, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Party-in-Interest

The Plan held the following assets with parties-in-interest at December 31:

Party-in-Interest	Description of Asset	2018	2017
Chemical Financial Corporation	Common stock	$8,987,609	$13,224,735
Chemical Bank	Cash and cash equivalents	6,600,026	5,236,284

At times, the Plan receives a revenue credit from Chemical Bank Wealth Management. A revenue credit program is a refund of a portion of the revenue fund managers have received based on the funds participants have chosen. This credit is reflected in "other income" on the Statements of Changes in Net Assets Available for Benefits. Certain Plan fees are paid through the revenue credit program. For the years ended December 31, 2018 and 2017, $37,921 and $45,797 of other income was paid under this revenue credit program, respectively.

Fees paid for trustee services rendered by parties-in-interest are reported on the Statements of Changes in Net Assets Available for Benefits in administrative fees.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements (continued)

6.  Risk and Uncertainties

The Plan invests in various mutual funds and Chemical Financial Corporation common stock. Mutual funds and Chemical Financial Corporation common stock are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain mutual funds and common stock, it is reasonably possible that changes in the values of mutual funds or Chemical Financial Corporation common stock will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Chemical Financial Corporation
401(k) Savings Plan
EIN: 38-2022454 –– Plan Number 002
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Stock:
*	Chemical Financial Corporation	Common Stock, $1.00 par value per share	**	$8,987,609

	Mutual Funds:
	Federated Investors	Institutional High Yield Bond Fund	**	1,181,032
	Fidelity Investments	Fidelity Puritan Fund	**	4,328,213
		Fidelity Advisors Small Cap Growth	**	1,088,716
	Vanguard Investments	Vanguard Target Income Fund	**	1,159,550
		Vanguard Target 2015 Fund	**	1,030,468
		Vanguard Target 2020 Fund	**	7,970,204
		Vanguard Target 2025 Fund	**	7,797,469
		Vanguard Target 2030 Fund	**	11,758,195
		Vanguard Target 2035 Fund	**	6,943,953
		Vanguard Target 2040 Fund	**	8,462,871
		Vanguard Target 2045 Fund	**	4,134,259
		Vanguard Target 2050 Fund	**	7,015,592
		Vanguard Target 2055 Fund	**	3,807,497
		Vanguard Target 2060 Fund	**	835,724
		Vanguard Target 2065 Fund	**	214,599
		Vanguard Institutional Index Fund	**	14,996,978
		Vanguard Inflation Protected Securities Fund	**	1,215,022
		Vanguard Small-Cap Index Adm	**	3,431,320
		Vanguard Short-Term Bond Investment Grade Adm	**	1,107,571
		Vanguard Mid Cap Index Fund (Adm)	**	208,536
		Vanguard Mid-Cap Value Index Fund	**	2,128,936
		Vanguard Short-Term Federal Fund (Adm)	**	2,332,024
		Vanguard Developed Markets Index Admiral	**	2,891,385
	Other Mutual Funds	Baird Core Plus Bond Fund	**	4,758,150
		Columbia Dividend Income Y Fund	**	6,635,308
		Janus Henderson Small Cap Value	**	501,636
		Oppenheimer Int'l Growth Fund	**	3,821,336
		Principal Mid Cap Fund	**	12,873,319
		Principal Real Estate Securities CL I Fund	**	1,646,551
		T Rowe Price Growth Fund	**	11,979,522
		American Funds New World	**	2,256,975
		Tweedy Browne Global Value Fund	**	910,724
		JPMorgan Government Bond Fund R6	**	1,303,976
	Total Mutual Funds			142,727,611

	Cash and cash equivalents:
*	Chemical Bank	ChemSweep-Money Market	**	5,897,815
*	Chemical Bank	ChemSecure-Money Market	**	702,211
	Total cash and cash equivalents			6,600,026
	Total investments, at fair value			$158,315,246

*	Participant loans	Interest rate range: 3.16% to 6.25%; with various maturity dates	—	$3,637,982
*Party-in-interest
**Historical cost information is not required for participant directed investments.

Chemical Financial Corporation
401(k) Savings Plan

Exhibits:

23.1    Consent of Andrews Hooper Pavlik PLC dated June 27, 2019.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 27, 2019	CHEMICAL FINANCIAL CORPORATION 401(K) SAVINGS PLAN

		By:	/s/ Sandy Kuohn
Sandy Kuohn
Chief Human Resources Officer, Chemical Bank, and Administrator of the Chemical Financial Corporation 401(k) Savings Plan

EXHIBIT INDEX

Exhibit	Document
23.1    Consent of Andrews Hooper Pavlik PLC dated June 27, 2019.